Network 1 Financial Securities, Inc.

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

December 27, 2017

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Nguyen Parker, Esq.

Re:	Imperial Garden & Resort, Inc.

Registration Statement on Form F-1

(File No. 333-216694)

Dear Mr. Parker:

Acting on behalf of the underwriter, we hereby join in the request of Imperial Garden & Resort, Inc... that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective 4:15 p.m., Eastern Standard Time, on December 29, 2017, or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), each of the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

We confirm that we are aware of our obligations under the Securities Act, as amended, and what we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,
By:	Network 1 Financial Securities, Inc.

By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Chief Executive Officer